

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2019

Peggy Wu
Chief Financial Officer
Corvus Gold Inc.
1750-700 West Pender Street
Vancouver, British Columbia, Canada

Re: Corvus Gold Inc.
Registration Statement on Form S-3
Filed February 4, 2019
File No. 333-229516

Dear Ms. Wu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Jason K. Brenkert